 EXHIBIT 99.4
FORM OF LETTER TO BROKERS AND OTHER NOMINEE HOLDERS
CRYOPORT, INC.
OFFER TO HOLDERS OF OUTSTANDING $3.57 ORIGINAL WARRANTS
TO EXCHANGE UP TO 2,000,000 OF SUCH ORIGINAL WARRANTS FOR
AN EQUAL NUMBER OF $3.00 NEW WARRANTS,
CONDITIONED UPON THE IMMEDIATE EXERCISE OF SUCH NEW WARRANTS
THE offer EXPIREs AT 5:00 P.M., eastern TIME, FEBRUARY 2, 2018, UNLESS EXTENDED
January 2, 2018
To Security Dealers, Commercial Banks, Trust Companies and Other Nominees:
This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offer (the “Offer”) by Cryoport, Inc., a Nevada corporation (the “Company”), to holders of the Company’s outstanding warrants to purchase one share of common stock at an exercise price of  $3.57 per share (the “Original Warrants”) to exchange up to 2,000,000 of such Original Warrants for an equal number of warrants to purchase one share of common stock at an exercise price of $3.00 per share (the “New Warrants”), conditioned upon the immediate exercise of such New Warrants. The Offer is being made upon the terms and subject to the conditions set forth in the offer letter/prospectus, dated January 2, 2018 (as it may be amended and/or supplemented from time to time, the “Offer Letter/Prospectus”), a copy of which accompanies this letter. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer Letter/Prospectus.
The Offer will be open through 5:00 p.m., Eastern Time on February 2, 2018, as may be extended by the Company in its sole discretion (the “Expiration Date”).
Pursuant to the Offer, the New Warrants will have the following terms:
•
Exercise Price:   The exercise price will be $3.00 per share.

•
Term:   The New Warrants will expire concurrently with the Expiration Date.

•
No Cashless Exercise:   The New Warrants must be exercised for cash, and any cashless exercise provisions in the Original Warrants will be inapplicable to the New Warrants.

•
Lock-Up Period:   The New Warrants will contain a lock-up provision that provides that the holder will not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of the shares of common stock issuable upon exercise of the New Warrants (the “New Warrant Shares”) without the prior written consent of the Company for a period of sixty (60) days after the Expiration Date (the “Lock-Up Period”). In addition, the Company may impose stop-transfer restrictions to enforce these restrictions.

•
Market Restrictions:   A holder by electing to participate in the Offer is agreeing to not, either alone or with others, effect any purchases or sales of any securities of the Company in any “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any type of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) or similar arrangements, or sales or other transactions through non-U.S. broker dealers or foreign regulated brokers through the expiration of the Lock-Up Period.

•
Other Terms:   Other than as described above, the terms of the New Warrants are substantially identical to the terms of the Original Warrants.

The above description is a summary of certain materials terms of the New Warrants and is not complete. This summary is subject to, and is qualified by reference to, the form of warrant certificate evidencing the New Warrants attached as Annex A to the Offer Letter/Prospectus.
Participation in the Offer requires both the tender of a holder’s Original Warrants as set forth in the Offer Letter/Prospectus and such holder’s exercise of the New Warrants, which will happen simultaneously effective as of the Expiration Date if the holder’s Original Warrants are properly tendered in the Offer. Holders may elect to participate in the Offer with respect to some or all of the Original Warrants held. Any Original Warrants that are not tendered in the Offer will remain in full force and effect with no change in the terms of the Original Warrants.
The Offer is conditioned upon the existence of an effective Registration Statement on Form S-4 relating to the registration of the New Warrants and the New Warrant Shares. In addition, if the aggregate number of Original Warrants properly tendered in the Offer by all holders participating in the Offer is greater than 2,000,000, then each of the participating holder’s number of Original Warrants tendered will be reduced on as close to a pro rata basis as is possible as further described in the Offer Letter/Prospectus.
Subject to the potential reduction in the acceptance by the Company of a holder’s tender of Original Warrants as described in the preceding paragraph, in the event that a holder properly tenders Original Warrants in the Offer, the Company will issue such holder an equal number of New Warrants, which will be immediately exercised, and the holder will be issued an equal number of New Warrant Shares.
Enclosed are copies of the following documents:
1.
Offer Letter/Prospectus;

2.
Letter of Transmittal, for use in accepting the Offer and exchanging Original Warrants for New Warrants to be immediately exercised, and for the information of your clients; and

3.
Form of letter that may be sent to your clients for whose accounts you hold Original Warrants registered in your name or in the name of your nominee, along with a “Beneficial Owner Election Form” provided for obtaining such client’s instructions with regard to the Offer.

Other than as described herein and in the Offer Letter/Prospectus, the Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary (as defined below) and the solicitation agent for the Offer (if any), as described in the Offer Letter/Prospectus) in connection with Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.
We urge you to contact your clients promptly. If a holder elects to tender Original Warrants in response to the Offer, the holder must follow the instructions in the Offer Letter/Prospectus and the related documents, including the Letter of Transmittal. The Letter of Transmittal, certificate(s) representing the Original Warrants, and payment of the exercise price of the New Warrants must be delivered to Continental Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), on or prior to the Expiration Date, as set forth in the Letter of Transmittal.
Please direct questions or requests for assistance, or for additional copies of the Offer Letter/Prospectus, Letter of Transmittal or other materials, to the Company at:
Cryoport, Inc.
17305 Daimler Street
Irvine, CA 92614
Attn: Robert Stefanovich, Chief Financial Officer, Telephone: (949) 681-2727
or
Thomas J. Heinzen, VP, Corporate Development and Investor Relations, Telephone: (949) 681-2723
(email: ir@cryoport.com)
Very truly yours,
Cryoport, Inc.